UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 5, 2006

Mr. Mark A. Lettes
Chief Financial Officer
Apex Silver Mines Limited
1700 Lincoln Street, Suite 3050
Denver, Colorado 80203



      Re:	Apex Silver Mines Limited
		Registration Statement on Form S-3
      Filed June 9, 2006
		File No. 333-134912

			Form 10-K for the Fiscal Year Ended December 31,
2005
			Filed March 31, 2006
			File No. 001-13627

			Form 10-Q for the Fiscal Quarter Ended March 31,
2006
			Filed May 9, 2006
			File No. 1-13627

Dear Mr. Lettes:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3 filed June 9, 2006

General

1. We have received your requests for confidential treatment. We will issue in a separate letter any comments relating to the confidential treatment request. We will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until all outstanding issues, including any relating to the requests for confidential treatment, have been resolved.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that your auditors` report does not refer to the audit of the cumulative period from December 22, 1994 (inception) through December 31, 2005 presented in your financial statements; however the cumulative period columns are not labeled unaudited. Please resolve this inconsistency.

Consolidated Statements of Cash Flows, page F-9

3. Tell us why you classified your fiscal year 2005 restricted cash balance increase of $135 million as an investing cash outflow on your statements of cash flows, given that you are reporting the restricted cash as an asset on your balance sheet as of December 31, 2005. Similarly, explain why you classified your first quarter 2006 restricted cash balance decrease of $88.6 million as an investing cash inflow on your statements of cash flows on page 5 of your Form 10-Q, given that you appear to have held the cash at the beginning of this period. Explain the reasons you believe your reporting is consistent with the purpose of the statement described in paragraphs 4 through 6 of SFAS 95, and how you have interpreted the definitions of cash and cash equivalents and investing cash flows that are set forth in paragraphs 8 and 15 through 17 of this guidance in arriving at your view.

Note 1 - Incorporation, Recapitalization and Operations, page F -
10

4. We note you disclose that Apex Silver was formed in March 1996 to serve as a holding company for certain ownership interests in Apex LDC, and that in August 1996, you completed a recapitalization effected by a one-for-one exchange of shares between Apex Silver and
Apex LDC. Please clarify in your disclosure why you used an inception date of December 22, 1994 in your financial statements if you were not formed until March 1996. Additionally, clarify whether your recapitalization was a reverse merger, and what recapitalization items have been given retroactive effect to the date of incorporation of Apex LDC. Disclose the number of shares exchanged, and the number of shares outstanding immediately before and after your recapitalization transaction. It should be clear which entity was regarded as the acquiring entity for accounting purposes.

Note 2 - Summary of Significant Accounting Policies, page F-10

f. Mining properties, exploration and development costs, page F -
11

5. Please expand your disclosure to add details sufficient to understand how your accounting policy compares to that required under
EITF 04-3 for costs of acquiring properties having value beyond proven and probable reserves.

m. Derivative financial instruments, page F -15

6. We note your disclosure indicating that in the future you may apply hedge accounting to certain of your metals derivative positions. Please understand that in order to qualify for hedge accounting of forecasted transactions, or the normal sales scope exception in SFAS
133, it is likely you would first need to establish production at a level that would allow you to appropriately form expectations about probability of occurrence; or to show sales at a level that would appropriately be characterized as normal.

Note 3 - Investments, page F -17

7. We note from your statements of cash flows on page F-9 that you had a $145.5 million investing cash inflow in 2005 from sale of held-to-maturity investments. We note your disclosure on page F-19 that you had to liquidate $34 million of these investments prior to their maturity dates as a requirement of your project finance facility. Please clarify in your disclosure the reason for your sale of the remaining held-to-maturity investments. The conditions supporting your initial and continuing classification of the investments in accordance with the guidance in paragraphs 7 through 9 of SFAS 115 should be clear.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Financial Statements

Consolidated Statements of Cash Flows, page 5

8. The guidance in Rule 10-01(a)(4) of Regulation S-X requires a greater level of detail in the operating section of your statement of cash flows when changes in individual line items exceed 10 percent of the average cash provided by operations for the most recent three years. Please comply with this guidance.

Note 2 - Significant Accounting Policies, page 6

9. We note you disclose that in February 2006 you began mining "significant amounts" of oxide ore reserves at your San Cristobal project, which have been placed in stockpiles for future processing;
and that you believe the quantity and value of the minerals mined were sufficient to declare the start of ore production under EITF 04-6. Accordingly, you began including costs associated with your oxide ore production as long term inventory in your financial statements. Tell us how you concluded that the accounting for your stripping costs complied with EITF 04-6 if your minerals are not yet saleable.

Engineering Comments

Form 10-K for fiscal year December 31, 2005

Reserves, page 9

10. You present the proven and probable reserves as the sum total of these categories. Combining the proven and probable reserve categories, is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven/probable" only if proven and probable reserves cannot be readily segregated. Please provide clarifying statements within the filing explaining why these reserve categories cannot be separated and define your criteria for designating reserves. In the event you can distinguish between the reserve categories, please provide clarifying statements within the filing explaining as to how you distinguish between proven and probable reserves and restate your reserve tables, segregating the proven ore from the probable ore.

Exploration, page 11

11. You disclose a total of 62 exploration properties in which your company has an interest. The company website summarizes the major exploration properties by country, providing a map showing the general locations, targeted mineralization, and acreages involved. For the material exploration property(s), provide the disclosures required by
Industry Guide 7 (b).  In particular, provide:
* The location, means of access to the property(s), and transportation from the property(s).
* A brief description of the rock formations and mineralization of existing or potential economic significance on the property(s).
* A description of any work completed on the property(s) and its` present condition.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the property(s).
* The total cost of the property(s) has incurred to date and planned future costs.
* If applicable, provide a clear statement that the property(s) is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

12. Insert a small-scale map showing the location and access to the property(s), as required by Instruction 3(B) of Rule 102 of Regulation
S-K. Note that SEC`s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Exhibit 23.2

13. Please include the date of signature with the consent of Mine
Reserves Associates, Inc.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Direct your questions relating to the engineering comments to George
Schuler, Mining Engineer, at (202) 551- 3718.  Please contact
Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.
      					Sincerely,


      					H. Roger Schwall
      Assistant Director

cc: 	VIA FACSIMILE
      Deborah Friedman
      Davis Graham & Stubbs LLP
      (303) 893-1379
Mr. Mark A. Lettes
Apex Silver Mines Limited
July 5, 2006
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